October 18, 2006
BY EDGAR AND HAND DELIVERY
Mr. Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IPG Photonics Corporation
Registration Statement on Form S-1
Dear Mr. Mancuso:
      On behalf of IPG Photonics Corporation (the “Company”), we enclose for your review Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-136521), which was originally filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2006. The Company filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement with the Commission on September 27, 2006.
      An electronic version of Amendment No. 2 was filed today with the Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), through the Commission’s electronic data gathering, analysis and retrieval system. Amendment No. 2 reflects changes to the Registration Statement made in response to the Staff’s comments on Amendment No. 1 contained in the Staff’s letter to the Company dated October 10, 2006 (the “Letter”) and additional changes updating the Company’s prior disclosure.
      For your convenience, we have enclosed four marked copies of Amendment No. 2 showing the changes made to Amendment No. 1. In addition, we have set forth below, on a supplemental basis, the Company’s responses to the comments contained in the Letter. For convenience of reference, the text of the Staff’s comments has been reproduced herein.
We are subject to lawsuits, page 8
1.	We note your response to prior comment 12; however, it remains unclear whether the lawsuits affect:
•	all of your products;

•	products that contribute a substantial potion of your revenue;

•	critical components of your product; or

•	ancillary features of your products.
Therefore, we reissue the comment.

In response to the Staff’s comment, the Company has revised the risk factor to further describe the scope of the lawsuits and to reflect the potential effect of the lawsuits on its products, results of operations and financial condition. Both lawsuits are in the early stages.
We rely on the significant experience, page 11
2.	Please revise this risk factor to reflect the substance of the first sentence of your response to prior comment 39.

In response to the Staff’s comment, the Company has revised the risk factor to reflect the fact that the members of its scientific staff who are expected to make significant individual contributions to the Company’s business are also members of the executive management of the Company as disclosed under “Management.”
We are subject to various environmental laws, page 16
3.	Please clarify when you must be compliant with the RoHS Directive. Also clarify the status of the required redesign.

The Company notes the Staff’s comment and advises the Staff that it has determined that the RoHS Directive, which became effective on July 1, 2006, has not had a material effect on the Company’s business or results of operations, nor it is expected to have a material effect on the Company’s business or results of operations in the future. The Company supplementally advises the Staff that all required redesign has been completed. Accordingly, the Company has revised the risk factor to remove references to the RoHS Directive.

4.	Please confirm our understanding that your statement in the first paragraph regarding compliance with current environmental laws and regulations refers to the costs of compliance with the RoHS directive. If not, please clarify which laws and regulations will require the additional costs and why you are not currently in compliance.
The Company advises the Staff that the disclosure in the first paragraph regarding compliance with current environmental laws and regulations is not limited to costs of compliance with the RoHS Directive. The statement applies to the full range of laws and regulations that applies in each of the countries in which the Company operates. The Company is not aware of any current environmental laws and regulations that would impose additional material costs on the Company and is not aware of any material non-compliance with current environmental laws and regulations. If new environmental laws or regulations are enacted or if existing laws and regulations are amended, the Company may be required to incur additional costs. However, it is not possible to quantify these additional costs at this time.
We are subject to export control, page 17
5.	We note your revisions in response to prior comment 18. Please clarify the duration and conditions of your licenses. Must you obtain a new license for each export?

The Company has revised the disclosure to clarify the duration and typical conditions of its licenses. The Company has also revised the disclosure to make clear that not every export requires a license and that license exceptions are available to its products. The Company supplementally advises the Staff that most of the Company’s current exports do not require an export license.
Use of Proceeds, page 22
6.	We note your response to prior comment 22; however, Regulation S- K Item 504 requires that you disclose the approximate amount for each purpose. Therefore, we reissue the comment.

The Company notes the Staff’s comment and supplementally advises the Staff that the Company has no specific plans for the use of the net proceeds from the offering other than the repurchase of the warrants and the repayment of debt as noted in the first four bullet points under “Use of Proceeds.” The Company has no commitments the funding of which is contingent upon the closing of the offering. The Company has revised its disclosure accordingly. The Company has also updated the disclosure regarding additional debt to be repaid and supplementally advises the Staff that the additional debt to be repaid relates to short-term indebtedness incurred within one year for working capital purposes.
Competition, page 64
7.	With a view toward disclosure, please tell us the competitive effect of recently announced silicon lasers.

The Company advises the Staff that, at this time, the Company does not believe that the recently announced development of silicon lasers will have a material effect on its business or competitive position. Based upon published reports, silicon laser chips would make it possible to use laser light rather than wires to transmit data between chips in a computer. The Company’s products are not used in the chip-based computing market. In the optical communications market, the silicon laser chip could potentially compete with optical transmitters, but not with the fiber amplifiers that the Company manufactures. Furthermore, according to press accounts, commercialization of silicon lasers is not expected before the end of the decade. Accordingly, the Company does not believe that additional disclosure is warranted by the recent announcement due to the low likelihood that the development of silicon lasers will affect the Company’s competitive position for the foreseeable future.
Certain Relationships and Related Party Transactions, page 82
8.	Please expand your response to prior comment 44 to clarify which exhibits you have omitted because the agreements have been terminated. Also tell us the authority on which you rely for the omission.

The Company notes the Staff’s comment and has filed the exhibits that it had previously omitted.

9.	Please expand your response to prior comment 47 to tell us the authority on which you rely to omit the disclosure. Was the former officer a related party at the time of the transaction?

In response to the Staff’s comment, the Company has revised the disclosure under “Certain Relationships and Related Party Transactions” to describe the transaction with Mr. Vincent Au-Yeung, who served as Executive Vice President of the Company from January 2001 until August 2003.
Transactions with IP Fibre Devices, page 82
10.	We note your response to prior comment 49. With a view toward clarified disclosure, please tell us the portion of IPFD’s assets that are comprised of your securities.

In response to the Staff’s comment, the Company has revised the disclosure to note that shares of the Company’s common stock comprise a majority of IPFD’s assets.

11.	Please clarify the nature of the August 2000 corporate restructuring so that it is clear to investors why IPFD would receive securities in connection with your acquisition of IPG Lasers.

The Company has revised the disclosure in response to the Staff’s comment.

12.	Please disclose the substance of the fourth and fifth sentences of your response to prior comment 50.

The Company has revised the disclosure in response to the Staff’s comment.

Transactions with NTO ITR-Polus, page 82
13.	We note your reference to profit distributions from NTO IRE-Polus in your response to prior comment 66. With a view toward disclosure, please tell us about how profits are distributed and the amount distributed to your affiliates.

In response to the Staff’s comment, the Company has revised the disclosure to reflect that all profits earned by NTO IRE-Polus to date have been re-invested in NTO IRE-Polus and there have been no distributions of profits to its shareholders, including those that are affiliates of the Company. The charter of NTO IRE-Polus provides that the participants in NTO IRE-Polus may each quarter, once a half-year, or once a year approve net profit distributions to the participants in proportion to their shares in NTO-IRE Polus’s authorized capital.

14.	Please revise the second bullet point to explain the extent to which you are not able to control the outcome of all corporate action due to the provisions requiring unanimous approval as mentioned in your response to prior comment 66.

The Company has added disclosure following the bullet points in response to the Staff’s comment.
Series B Preferred Stockholders, page 84
15.	Please disclose in this section the exercise price of the warrants sold as part of the Series B transaction.

In response to the Staff’s comment, the Company respectfully submits that the exercise price of the series B warrants is equal to 50% of the public offering price of the Company’s common stock as disclosed under “Certain Relationships and Related Party Transactions — Series B Preferred Stockholders — Warrants.”

16.	With a view toward clarified disclosure, please show us how the formula mentioned in the third paragraph generates the numbers in the table you provided in your response to prior comment 54.

The Company notes that the formula under “Certain Relationships and Related Party Transactions—Series B Preferred Stockholders—Series B Preferred Stock” states as follows:
“in a qualified public offering, the holders of series B preferred stock will receive consideration equal to the greater of (A) what such holders would have received if we were sold to a third party using the public offering price to compute the total sale price, which amount would have included the liquidation preference of the series B preferred stock plus an additional participation amount, as set forth in our certificate of incorporation, and (B) what such holders would have received if the series B preferred stock were converted upon the public offering at the following per share conversion prices: (x) $10.00, if (as described under “—Warrants”

below) the price to the public is equal to or greater than $3.00 and less than $25.00, (y) ...”
Set forth below are the various steps involved in the calculation of the conversion consideration at two illustrative public offering prices, $3.01 per share and $15.18 per share.

Series B participation calculation
Sale valuation/Pre-money value:	$231,250,000	$900,000,000

Deduct liquidation preferences:
Series A preferred stock	$(4,880,000)	$—
Series B preferred stock	(95,000,000)	(95,000,000)
Series D preferred stock	—	—

Residual value	$131,370,000	$805,000,000

Capitalization on sale:
Common stock	40,883,700	40,883,700
Treasury stock options — per common stock price on sale	2,298,498	5,886,537
Series A preferred stock	—	536,264
Series B preferred stock	4,428,904	4,428,904
Series D preferred stock	2,684,211	2,684,211

Total	50,295,313	54,419,616

Common stock price on sale	$2.6120	$14.7925
Series B participation %	8.8100%	8.1400%
Series B participation $	$11,573,697	$65,527,000
Series B liquidation preference	95,000,000	95,000,000
Less series B subordinated notes	(20,000,000)	(20,000,000)

Total series B converted to common stock	$86,573,697	$140,527,000

Pre-money value at pricing:	$231,250,000	$900,000,000

IPO price per share	$3.0101	$15.1835
Common stock	40,883,700	40,883,700
Series A preferred stock	1,621,209	545,251
Series B preferred stock	28,761,070	9,255,244
Series D preferred stock	2,684,211	2,684,211
Treasury stock options	2,874,793	5,906,351

Total common stock equivalent	76,824,983	59,274,757

IPO shares issued	33,221,488	6,586,097

Total post-IPO common stock equivalent	110,046,471	65,860,854

Step 1: Calculate the residual value after paying the liquidation preference of each series of preferred stock upon a sale of Company. To do this, a pre-money valuation is first determined. Then the liquidation preference of the preferred stock is subtracted to determine the residual value available for distribution to holders of common stock and the additional participation amount for the holders of the series B preferred stock. If the per share price that would be distributed to holders of common stock from the residual value is lower than the conversion price of a particular series of preferred stock, then the Company has assumed that holders of such series of preferred stock would receive payment of the applicable liquidation preference rather than the conversion amount. In the first example above, the series A preferred stock would be redeemed at its liquidation preference of $10.00 per share rather than convert into shares of common stock having a lower aggregate value, but the series D preferred stock would convert into common stock rather than be redeemed at its liquidation preference of $1.90 per share because the common stock distribution value of $2.61 per share is greater than the applicable liquidation preference. The series B preferred stock, unlike the series A preferred stock and series D preferred stock, is entitled to receive its liquidation preference plus an additional participation amount drawn from the residual value otherwise available for distribution to the common stockholders. In the example above, this residual value is $130,370,000.
Step 2: Calculate the participation amount to be paid to the holders of the series B preferred stock upon a sale of the Company. Once the residual value is determined, the participation amount to be paid to the holders of the series B preferred stock can be calculated assuming that the series B preferred stock converts into common stock at its then-applicable conversion rate. In the example above, there would be 50,295,313 common stock equivalents (including the series B preferred stock and series D preferred stock) entitled to the residual value of $131,370,000, or $2.6120 per share. Thus, in a sale of the Company at a pre-IPO valuation of $231,250,000, the series B preferred stock would receive a participation amount of $11,573,697 (or $2.6120 x 4,428,700), plus the liquidation preference of $95,000,000, for total consideration of $106,573,697.

Step 3: Calculate the value of the common stock into which the series B preferred stock will be converted in a qualified public offering. In a qualified public offering, the series B preferred stock would receive the total consideration of $106,573,697 as follows: $20,000,000 in the form of subordinated three-year notes to be issued upon the closing of the offering, and the remainder, or $86,573,697, in the form of common stock valued at the public offering price.

Step 4: Calculate the offering price to the public. The price to the public is dependent upon the number of common shares that the series A preferred stock and series B preferred stock receive in a qualified public offering, and the number of common shares that the series A preferred stock and series B preferred stock receive in a qualified public offering is dependent upon the offering price to the public. Therefore, the calculation is iterative in that each calculation is dependent on the other calculation. Assuming a pre-IPO valuation of $231,250,000, there are a total of 76,824,983 common stock equivalents and the price to the public is $3.01 per share. Holders of the series B preferred stock are entitled to receive an aggregate of 28,761,070 shares of common stock at $3.01 per share (which equals the “remainder” amount from Step 3 above of $86,573,697), plus the $20,000,000 in subordinated notes.

The alternate conversion ratio referred to in subclause (B) of the formula would not be used in either of the above examples because it would result in a lower amount to be received by the holders of the series B preferred stock. In the first example above, under the alternative calculation, holders of the series B preferred stock would be entitled to 9,500,000 shares of common stock (3,800,000 shares of series B preferred x ($25.00/$10.00)), which is less than the 28,861,070 shares as derived from the “sale of the company” method as set forth in subclause (A) of the formula.

The Company believes that, by presenting a table in the Registration Statement using the filing ranges to show the amount of common shares and subordinated notes to be received upon conversion of the series B preferred stock, the Company has provided investors with a detailed understanding of the consideration that the holders of the series B preferred stock will receive upon the closing of the offering. Given the complexities of the calculations and their iterative nature, the Company does not believe that further disclosure would enhance the understanding of investors.
Series D Preferred Stockholder, page 86
17.	Please reconcile the number of shares underlying the preferred stock as disclosed in this section with the disclosure in your beneficial ownership table.

The Company notes the Staff’s comment and has revised the beneficial ownership table to reconcile the disclosure in the beneficial ownership table with the disclosure of the number of shares underlying the series D preferred stock. The Company’s repayment of the $5.1 million convertible note in August 2006, disclosed under “Certain Relationships and Related Party Transactions—Series D Preferred Stockholder,” affected the conversion rate of the series D preferred stock, which resulted in a change in the number of common shares into which the series D preferred stock was convertible from June 30, 2006 to September 27, 2006. The disclosure has been updated to give effect to the change in the conversion rate in both this section and the beneficial ownership table.

18.	With a view toward clarified disclosure, please tell us:
•	the nature of the contract dispute with JDS Uniphase;

•	the nature of the components it supplied to you under the disputed contract, including the materiality of the components to your products;

•	the extent to which the products you sell to JDS Uniphase under the settlement permit JDS Uniphase to compete with you;

•	the nature of the products you purchase from JDS Uniphase under the settlement; and

•	the amount of product you purchased from JDS Uniphase under the settlement.
The Company has revised the disclosure in response to the Staff’s comment.

Financial Statements, page F-1
19.	Please refer to prior comments 63 and 65. Please respond to the following:
•	We note from your response to prior comment 63 that “The Company has concluded that the holders’ option to convert the series B preferred stock to equity at any time does not qualify the equity conversion option as a derivative...” We further note from your response to prior comment 65 that “...the Company has concluded that there are two embedded derivatives...” in their series B preferred stock, one of which was an equity conversion option. Please clarify for us how you concluded that the same host instrument both does and does not include embedded derivatives as a result of its equity conversion option and further clarify why your accounting for the conversion options is appropriate.

•	Additionally we note that you concluded that the equity conversion option qualified for equity classification as it satisfied all of the requirements specified in paragraphs 12-32 of EITF 00-19. Please provide us with details of your analysis of these paragraphs in EITF 00-19 for the series B preferred stock.

•	Additionally we note that if your qualified public offering is between $25.00 and $62.50 per share, the conversion value becomes fixed at $237,500,000. Please tell us and revise the filing to disclose what this number represents and how it was calculated.

•	Finally, please revise your disclosures to clearly describe how you are accounting for and valuing the conversion options and any embedded derivatives.
The Company notes the Staff’s comment and supplementally advises the Staff as follows:
•	The Company believes that there is one host instrument (a debt host represented by the series B preferred stock) and that there are two conversion options that require evaluation: (i) the conversion option for the series B preferred stock that currently exists and is exercisable at any time by the holders of the series B preferred stock; and (ii) the automatic conversion option that may be triggered in the future by a qualified public offering. In the Company’s response to prior Comment No. 63, the Company addressed the conversion option for the series B preferred stock that currently exists and is exercisable at any time by the holders of the series B preferred stock. In that analysis, the Company concluded that the conversion option did not constitute a derivative, given that it did not include a net settlement provision, as described in paragraph 6(c) of SFAS No. 133.

In the Company’s response to prior Comment No. 65, the Company addressed the identification of and accounting for embedded derivatives associated with the automatic conversion option that may be triggered in the future by a qualified public offering. In that analysis, the Company concluded that there was an embedded derivative that exists when the expected offering price is equal to or greater than $25.00 per share and less than $62.50 per share, because the embedded derivative was not considered to be indexed to the Company’s own stock. The Company also considered whether the conversion option at prices less than $25.00 per share or greater than $62.50 per share constituted a derivative. The Company concluded that such derivatives satisfy the requirements of EITF 00-19 and, therefore, would be accorded equity treatment.
•	In EITF 00-19, the Task Force observed that, pursuant to paragraphs 11(a) and 12(c) of SFAS No. 133, if an embedded derivative is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it were a freestanding derivative, then that embedded derivative is not considered a derivative for purposes of SFAS No. 133.

Paragraphs 12 through 32 of EITF 00-19 set forth the criteria that must be met for an instrument to be treated as permanent equity. Those criteria and their application to the automatic conversion option of the series B preferred stock are:

Criteria	Consideration related to conversion option

The contract permits the company to settle in unregistered shares.	Condition is met. The series B preferred stock converts into unregistered common shares of common stock of the Company.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
Condition is met. This response should be read in connection with Exhibit A to this letter.

The elective conversion options of the series A preferred stock, series B preferred stock and series D preferred stock result in conversion ratios that yield a number of common shares that is consistent with the disclosure in Note 7 to the consolidated financial statements. At those conversion rates, there are currently sufficient authorized common shares to settle the conversion options of the preferred stock.

The automatic conversion option that may be triggered in the future by a qualified public offering (with proceeds of at least $75 million and a public offering price of at least $3.00 per share) gives rise to a significant change in the conversion ratio for the series B preferred stock. If the Company were to close a qualified public offering with proceeds of $75 million at a public offering price of $3.00 per share, a total of approximately 27,500,000 common shares would be required to settle the conversion option of the Series B preferred stock.

The Company believes that there will be a sufficient number of shares authorized to settle

Criteria	Consideration related to conversion option
the conversion option of the series B preferred stock upon a qualified public offering. The Company’s Chief Executive Officer beneficially owns and controls 62.4% of the outstanding voting shares of the Company. As such, he has the unilateral ability to authorize sufficient shares of common stock to effect the initial public offering as well as to settle the conversion feature.

Exhibit 3.2 to the Registration Statement sets forth the proposed amendment to the Company’s articles of incorporation. Prior to the completion of this offering and the settlement of the series B conversion option, the Company will have 175,000,000 authorized shares of common stock. The Company’s Chief Executive Officer has voted his shares in favor of the amendment increasing the number of authorized shares of common stock and thus has effectively approved the amendment without the need for further action by the Company’s stockholders. The amendment will be formally adopted at the Company’s annual meeting of stockholders on October 27, 2006.

Based on the foregoing, the Company has concluded that since the contract is only required to be settled upon a qualified public offering and the Company’s Chief Executive Officer can unilaterally cause, and has taken action to cause, additional shares to be authorized for issuance in the offering and in settlement of the various conversion and other commitments, there are sufficient authorized and unissued shares available to settle the contract.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	Condition is met. The minimum share price at which a mandatory conversion may occur is $3.00 per share. At $3.00 per share, the conversion option would settle into approximately 27,500,000 shares, which is the explicit limit on the number of shares to be delivered.

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	Condition is met. There are no such required cash payments.

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	Condition is met. There are no such requirements.

Criteria	Consideration related to conversion option
There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	Condition is met. There are no such provisions.

There is no requirement in the contract to post collateral at any point or for any reason.	Condition is met. There are no such requirements.

•	Because of the conversion mechanism of the series B preferred stock, the conversion consideration becomes fixed when the offering price in the qualified public offering is equal to or greater than $25.00 per share and less than $62.50 per share. The conversion amount is derived as follows:
Z= [(3,800,000 x (25/(Y/2.5))) x Y]
where Z equals the aggregate conversion consideration and Y equals the offering price per share in the qualified public offering. Z will always equal $237,500,000. The Company has clarified in its disclosure that the probability of a qualified public offering in the specified price range is currently remote.

•	The Company has amended the note to its consolidated financial statements on its accounting policy relating to derivative instruments to include the following additional disclosure:

“The Company occasionally enters into a financial instrument that contains a derivative instrument that is embedded in the financial instrument. Upon entering into the instrument, the Company assesses (i) whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e. the host contract), (ii) whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument and (iii) whether the instrument is indexed to the Company’s own stock and would be classified in stockholders’ equity. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, (2) a separate instrument with the same terms would qualify as a derivative instrument or (3) the embedded derivative is not indexed to the Company’s own stock or would be classified outside of stockholders’ equity, the embedded derivative is separated from the host contract and carried at fair value.”

In addition, the following disclosure has been added to Note 7 to the consolidated financial statements:

“Because, at valuations between $25.00 per share and $62.50 per share, the conversion consideration becomes fixed (i.e., the automatic conversion option is not indexed to the Company’s own stock), the Company is required to account for the automatic conversion option of the Series B as an embedded derivative requiring separate accounting treatment in accordance with SFAS No. 133. Because of the remote probability that the Company’s stock will reach the specified valuation range, the fair value of the embedded derivative is considered de minimis for all periods presented.”
Recent Sales of Unregistered Securities, page II-3
20.	We reissue prior comment 67 which sought disclosure of the facts relied on to make the cited exemption available, rather than just disclosure of the exemption.

The Company has revised the disclosure in response to the Staff’s comment.

21.	We note the increase in the number of outstanding securities disclosed on page 88; however, the disclosure in this section has not changed. Please advise.

In response to the Staff’s comment, the Company supplementally advises the Staff that the increase in the number of outstanding securities occurred as a result of option exercises by holders of existing stock options. The Company has revised its disclosure to reflect that a total of 2,482,959 shares of the Company’s common stock have been issued since January 1, 2003 pursuant to the exercise of stock options for aggregate consideration of $2.4 million.
Exhibits
22.	Please file complete exhibits with all attachments. For example, we note the missing exhibits mentioned in the agreement filed as exhibit 10.32.

The Company has refiled the complete exhibits in accordance with the Staff’s comment.
Exhibit 21
23.	Please provide all information required by Regulation S-K Item 601(b)(21), including the jurisdiction of incorporation or organization of each identified subsidiary.

The Company notes the Staff’s comment and has revised Exhibit 21 accordingly.
* * * *

      On October 18, 2006, the Company filed an application for confidential treatment with respect to Exhibit 10.32 to the Registration Statement with the Office of the Secretary of the Commission pursuant to Rule 406 under the Securities Act. Exhibit 10.32 is a Confidential Settlement Agreement, dated as of June 25, 2003 (the “Settlement Agreement”), by and between JDS Uniphase Corporation and the Company. A copy of the application, including a copy of the Settlement Agreement marked to indicate the material to be omitted pursuant to the application for confidential treatment, was sent by courier to your attention on October 18, 2006.
      If you should have any questions or comments about any of the items in this letter, please call me at (212) 294-2639 or Robert Ericson at (212) 294-6741.

Very truly yours,

/s/ David A. Sakowitz

David A. Sakowitz

cc:	Valentin P. Gapontsev, Ph.D.
Angelo P. Lopresti
          IPG Photonics Corporation
Joseph H. Apke
          Deloitte & Touche LLP
Robert W. Ericson
          Winston & Strawn LLP
Robert G. Day
Adam M. Dinow
          Wilson Sonsini Goodrich & Rosati
Professional Corporation

Exhibit A
Response to Comment No. 19

		Upon Exercise
	As of	of Automatic
	June 30, 2006	Conversion Option
Authorized shares	70,000,000	70,000,000	(1)
Outstanding common stock	40,883,700	40,883,700	(1)
Common shares issuable upon current conversion/exercise of:
Series A preferred stock	536,264	536,264
Series B preferred stock	4,335,920	27,472,000	(2)
Series D preferred stock	2,684,211	2,684,211
Outstanding options	6,655,960	6,655,960

	55,096,055	78,232,135

Available (deficient) shares of common stock	14,903,945	(8,232,135	)(3)
(1)	Does not reflect any changes to authorized capital required to consummate a qualified public offering or the issuance of shares in a qualified public offering.

(2)	Represents the maximum number of shares to be issued at a public offering price of $3.00 per share.

(3)	The Company’s Chief Executive Officer holds 62.4% of the outstanding voting shares of the Company and has the unilateral ability to amend the Company’s Certificate of Incorporation to effect the authorization of additional shares of common stock.